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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NAM TAI ELECTRONICS, INC.
Proxy Statement and
Notice of Annual Meeting
May 4, 2009
Dear Shareholders:
2008 Reviewed
Despite the challenges we faced during 2008, Nam Tai remained profitable, but the effects of the global economic downturn took its toll on us. For the year ended December 31, 2008, Nam Tai’s net sales were $622.9 million, a decrease of 20.2% as compared to $780.8 million in the same period of 2007. Gross profit was $70.7 million, a decrease of 18.8% as compared to $87.0 million in the same period in 2007. Operating income for 2008 decreased 84.3% to $6.4 million, or $0.14 per share (diluted), compared to $40.7 million, or $0.91 per share (diluted), in the same period in 2007. Net income was $30.6 million, or $0.68 per share (diluted), a decrease of 55.9% as compared to $69.5 million or $1.55 per share (diluted) in the same period of 2007.
Despite the effect of global economic conditions, Nam Tai’s financial position remained strong at December 31, 2008 with $237.0 million of cash on hand, of which $129.3 million were in the subsidiaries of Nam Tai Electronic & Electrical Products Limited, or NTEEP, our subsidiary through which we conduct our operations and which is listed on the Hong Kong Stock Exchange (Stock Code: 2633). NTEEP’s subsidiaries are mainly located in the People’s Republic of China (the “PRC”). Such cash is, accordingly, restricted from use outside of the PRC under its tight currency control policy. Net cash provided by operating activities for 2008 was $36.8 million. During 2008, the Company made capital expenditures of $27.4 million and paid cash dividends of $47.7 million to shareholders of the Company and minority shareholders of NTEEP.

Nam Tai’s cash on hand at December 31, 2008 was invested in term deposits, which is conservative and provides immediate availability for use as working capital, but generates minimal income in the current environment that offers low interest rates on such deposits. We are therefore seeking and exploring opportunities for our cash in excess of amounts needed to fund ongoing operations that offer quality, safety and the potential for higher returns.
The Company continues to exercise rigorous corporate governance and control policies and is not involved in trading of any debt securities or financial derivative products.
The Journey Ahead
Under the current global economic downturn, we continue to experience weaker demand across all of our product segments. However, Nam Tai is financially sound with a strong cash position and adequate liquidity to weather these challenging market conditions. To offset the decline and potential further decline in our sales during 2009, management has remained focused on efforts to reduce costs, improve operating and manufacturing efficiencies and deliver advanced technologies and innovative manufacturing solutions that offer value to our customers. Recent actions taken to reduce costs and conserve cash include:
1.	We have reduced headcount from 9,700 (as at the end of the third quarter of 2008) to 7,100 (as at the end of the fourth quarter of 2008), accounting for about 27% reduction of the total workforce from levels as at September 30, 2008. We continue to monitor effects of market conditions on the businesses of our customers and may reduce our workforce further if reduced customer demand and market conditions so require.

2.	We have frozen salaries and are considering, in the worst scenario, additional steps to reduce employee compensation which depending on prevailing market conditions during 2009 could result in 2009 compensation reductions of up to 30 percent. Our management team will also step up internal control measures and work hard to look for effective ways to cut more costs.

3.	We have determined not to declare dividends for 2008 to be paid in 2009 in order to maintain cash reserves during the continuing economic turmoil.

4.	We have determined to postpone until at least mid-2009 the further implementation of our expansion plans for new factory additions, except for our new facilities in Wuxi, PRC, to be used for the manufacture of flexible printed circuit (“FPC”) boards and other components subassemblies. That project is on schedule and nearing completion.
Although we are taking a guarded position regarding expected demand during 2009 as the economic downturn continues or worsens and expect further near-term declines in revenues that could even result in losses from operations during periods in 2009, we are nevertheless seeking to take advantage of perceived opportunities to expand our market share in targeted areas. Accordingly, we plan to strengthen our sales force and customer and technical support by establishing local sales and support offices in Japan and Taiwan to increase our presence and better serve our customers in those markets. By seeking to capitalize on these opportunities, we hope to ensure a more robust future when end markets stabilize and the recovery cycle begins.
With best regards and thanks for your continuing support,
Ming Kown Koo
Chairman of the Board of Directors

NAM TAI ELECTRONICS, INC.
Hong Kong Office:
Units 5811-12, 58/F, The Center,
99 Queen’s Road Central,
Central, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 5, 2009

          The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Electronics, Inc. (the “Company”) will be held at 11:30 a.m. (Pacific Daylight Time) on Friday, June 5, 2009 at the Pan Pacific Vancouver Hotel, Pacific Rim Suite 1, 300-999 Canada Place, Vancouver, British Columbia, V6C 3B5, Canada for the following purposes:
1.	To elect five (5) members of the Board of Directors to serve for the ensuing year;

2.	To ratify the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2009; and

3.	To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.
          Only holders of common shares of record at the close of business on April 22, 2009 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors

Dated May 4, 2009

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NAM TAI ELECTRONICS, INC.
Hong Kong Office:
Units 5811-12, 58/F, The Center,
99 Queen’s Road Central,
Central, Hong Kong
PROXY STATEMENT
Meeting at 11:30 a.m. on Friday, June 5, 2009
          Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the “Company”) for use at the Annual Meeting of Shareholders (the “Meeting”) to be held on Friday, June 5, 2009 at 11:30 a.m. at the Pan Pacific Vancouver Hotel, Pacific Rim Suite 1, 300-999 Canada Place, Vancouver, British Columbia, V6C 3B5, Canada, or any other adjournments or postponements thereof. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of the five (5) nominees for directors named herein, and (b) for ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2009. If other matters properly come before the Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgment. A proxy given by a shareholder may be revoked at any time before it is voted by (a) notifying the Chairman of the Company in writing of such revocation, (b) by duly executing another proxy bearing a later date, or (c) by voting in person at the Meeting.
          The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.
          This proxy statement is being mailed on or about May 4, 2009 to all holders of common shares of record at the close of business on April 22, 2009.
          The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company by mail at Units 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, by e-mail at shareholder@namtai.com, or by phoning (852) 2341 0273.
          The Company’s annual report on Form 20-F for the year ended December 31, 2008, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”) is available without charge upon written request from the Company by e-mail at shareholder@namtai.com or by written request to Units 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, Re: 2008 Annual Report on Form 20-F. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at http://www.sec.gov.

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING
Why did I receive these materials?
          Our shareholders as of the close of business on April 22, 2009, which we refer to as the “Record Date,” are entitled to vote at our Annual Meeting of shareholders, which will be held on June 5, 2009. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. We are required by law to distribute these proxy materials to all shareholders as of the Record Date. This proxy statement provides notice of the Meeting of shareholders, describes the proposals presented for shareholder action and includes information that we desire to disclose to shareholders. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.
Who is entitled to vote at the Meeting?
          Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.
How many votes do I have?
          You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 44,803,735 shares of our common stock outstanding and eligible to vote.
How many shares must be present or represented to conduct business at the Meeting?
          The presence at the Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the presence of the holders of our common stock representing at least 22,401,868 votes will be required to establish a quorum.
          Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting.
How can I vote my shares in person at the Meeting?
          Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.
How can I vote my shares without attending the Meeting?
          Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.
Can I vote by telephone or electronically?
          If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.
Can I change my vote after I return my proxy card?
          Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.
          For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.
Who counts the votes?
          Votes will be counted and certified by the Inspectors of Election, who are employees of Registrar and Transfer Company (“RTC”), our transfer agent. If you are a shareholder of record, your signed proxy card is returned directly to RTC for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to RTC on behalf of its clients.
What are the Board of Directors’ recommendations?
          Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors recommends that shareholders vote FOR the election of directors named; and FOR the ratification of the selection of Moore Stephens as independent public accountants of the Company for the year ending December 31, 2009.
Will shareholders be asked to vote on any other matters?
          To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.
What vote is required to approve each item?
          Election of Directors. The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.
          Other Item. For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending December 31, 2009 (Proposal 2) the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.
          A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.
How are votes counted?
          In the election of directors, you may vote “FOR” all or some of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.
          For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.
          If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal. If a quorum is present at the Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1). The ratification of the appointment of our independent registered public accounting firm (Proposal 2) require the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Meeting and entitled to vote on the proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the proposal has been approved. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, it is not permitted for the broker, bank or other nominees to vote your shares on the election of directors (Proposal 1) or the ratification of the appointment of our independent registered public accounting firm (Proposal 2).
What should I do if I receive more than one set of voting materials?
          You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

PROPOSAL NO. 1
ELECTION OF DIRECTORS
          The Company’s directors are elected annually to serve until the next Annual Meeting of Shareholders. Each director holds office according to the terms of his appointment until their successors take office or until their earlier death, resignation or removal. The number of directors authorized by the Company’s Articles of Association is not less than one or more than eight.
          Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company has been advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to voting at the Meeting, the proxy holders will vote for a substitute nominee in the exercise of their best judgment.
Director Nominees
          Information concerning the director nominees at April 22, 2009 based on data provided by them is set forth below:
     M. K. Koo, 64. Mr. Koo, a founder of the Nam Tai Group, served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998. He then served in various senior executive positions and also served as the Company’s Chief Financial Officer, responsible for corporate strategy, finance and administration. Mr. Koo resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo was reappointed as Chairman of the Board upon the resignation of Mr. Tadao Murakami but maintained his status as a non-executive director. On June 1, 2007, Mr. Koo also assumed the position of interim acting Chief Executive Officer upon the resignation of Mr. Warren Lee. Mr. Koo served as interim Chief Executive Officer until February 1, 2008. On July 23, 2008, more than three years having expired since his employment with Nam Tai as an employee or executive officer and Nam Tai’s Board of Directors having affirmatively determined that Mr. Koo then had no material relationship with Nam Tai and was an independent director within the meaning of section 303A.02 of the Listed Company Manual of the New York Stock Exchange, the Board appointed Mr. Koo as a member of Nam Tai’s Compensation Committee and Nominating / Corporate Governance Committee. With effect from February 2, 2008, Mr. Koo was also appointed as non-executive Chairman of Nam Tai Electronic & Electrical Products Limited. Mr. Koo received his Bachelor of Law degree from National Taiwan University in 1970. On March 1, 2009, Mr. Koo was appointed Executive Chairman and Chief Financial Officer of Nam Tai and concurrently Mr. Koo resigned from Nam Tai’s Compensation Committee and Nominating / Corporate Governance Committee.
     Peter R. Kellogg, 66. Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating / Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.
     Dr. Wing Yan (William) Lo, 48. Dr. Lo has served on our Board of Directors since July 8, 2003. Dr. Lo is currently the Executive Vice Chairman, Chief Financial Officer and Managing Director of I.T. Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, which is engaged in the retail of fashion wears and accessories in Hong Kong offering a range of fashion apparel through its retail stores located in the PRC, Taiwan, Macao, Thailand and the Middle East. From 2002 to 2006, Dr. Lo was the Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. In addition to our Board, Dr. Lo serves on the Boards of Directors of South China Land Ltd. and Varitronix International Ltd, each listed on the Hong Kong Stock Exchange. Dr. Lo holds a Master of Philosophy degree in Molecular Pharmacology and a Doctor of Philosophy degree in Genetic Engineering, both from Cambridge University, England. He is also an Adjunct Professor of the School of Business of Hong Kong Baptist University as well as on the Faculty of Business of the Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves as Chairman of our Nominating / Corporate Governance Committee and also serves on our Audit Committee and Compensation Committee.
     Charles Chu, 52. Mr. Chu originally served as a Director from November 1987 to September 1989. He was reappointed a Director in November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee, and also serves on our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelor of Law degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.
     Mark Waslen, 48. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and also serves on our Compensation Committee and Nominating / Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since 2001, Mr. Waslen has been employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. In addition to Berris Mangan, Mr. Waslen has been employed with various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.
          No family relationship exists among any of our directors or members of our senior management and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which nominee referred to above was selected as a director or member of our senior management. Directors are elected each year at our annual meeting of shareholders or serve until their respective successors take office or until their death, resignation or removal. Members of senior management serve at the pleasure of the Board of Directors.
The Board of Directors recommends that shareholders vote “FOR” each of the above-mentioned nominees.

Current Members of the Board of Directors
          The members of the Board of Directors as at the date of this proxy statement, and the committees of the Board of Directors on which they serve, are identified below:

Nominating/Corporate
			Compensation	Governance
Director	Audit Committee		Committee	Committee
M. K. Koo(1)	—		—	—
Charles Chu	#		# +	#
Peter R. Kellogg	—		#	#
Wing Yan (William) Lo	#		#	# +
Mark Waslen	#	+	#	#

(+)	Chairman of the committee indicated.

(#)	Member of the committee indicated.

(1)	Chairman of the Board of Directors.
Board Practices
          All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and chairman of board committees, who serve at the pleasure of the Board. Except for the agreement relating to loss of office that Nam Tai entered into in March 2009 with Mr. M. K. Koo in connection with his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Nam Tai has no director service contracts providing for benefits upon termination of service as a director or employee (if employed). For information relating to the loss of office agreement with Mr. Koo, see, “Certain Relationships and Related Party Transactions” on page 15 of this proxy statement. Annually, upon election to our Board at each Annual Meeting of Shareholders, we grant to non-employee directors so elected options from one of our stock option plans to purchase 15,000 common shares. These options are exercisable at the fair market value of our shares on the date of grant and are exercisable for three years from the date of grant, subject to sooner termination based on the provisions of the applicable stock option plan.
Corporate Governance Guidelines
          We have adopted a set of corporate governance guidelines which are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this proxy statement. Stockholders also may request a free copy of our corporate governance guidelines in print form by a making a request therefor to:
Nam Tai Electronics, Inc.
Units 5811-12
58/F, The Center
99 Queen’s Road Central
Central, Hong Kong
e-mail: shareholder@namtai.com

NYSE Listed Company Manual Disclosure
          As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which Nam Tai’s corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.
Committee Charters and Independence
          The charters for our Audit Committee, Compensation Committee and Nominating / Corporate Governance Committee are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this proxy statement. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guidelines”.
          Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, and each member of our Board of Directors (other than Mr. M. K. Koo, our Executive Chairman of the Board), is “independent” as that term is defined in Corporate Governance Rules of the NYSE.
          Nam Tai adopts the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02. In July 2008, the Board of Directors evaluated the independence of Mr. M. K. Koo in accordance with the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02 and affirmatively determined that Mr. Koo had no material relationship with Nam Tai and was an independent director within the meaning of Section 303A.02. However, when Mr. Koo was appointed as Nam Tai’s Executive Chairman and Chief Financial Officer on March 1, 2009, this determination ceased to be applicable to Mr. Koo.
          Among other things, an independent Non-Executive Director (“INED”) is an individual:
•	who has no material relationship with the Company as affirmatively determined by the Board;

•	who is not nor has been within the last 3 years immediately prior to the date of his appointment as the INED an employee of the Company, provided, however, employment as an interim Chairman of the Board or Chief Executive Officer or other executive officer of the Company shall not disqualify a director from being considered independent following that employment;

•	whose immediate family members[1] are not, nor have been within the last 3 years immediately prior to the date of his appointment as the INED, an executive officer of the Company;

•	who, or whose immediate family member[1], have not received greater than US$120,000 in direct compensation from the Company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last 3 years immediately prior to the date of his appointment as the INED;

•	who is neither a partner nor an employee of the internal or external audit firm of the Company and within the last 3 years immediately prior to the date of his appointment as the INED was neither a partner nor an employee of such firm and personally worked on the Company’s audit during that time;

1	An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons-and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.

•	none of whose immediate family members[1] is (a) a current partner of the internal or external audit firm of the Company, or (b) a current employee of the internal or external audit firm of the Company and personally works on the Company’s audit;

•	none of whose immediate family members[1] have been, within the last 3 years immediately prior to the date of his appointment as the INED, partners or employees of the internal or external audit firm and personally worked on the Company’s audit during that time;

•	who, or whose immediate family members[1], are not, nor within the last 3 years immediately prior to the date of his appointment as the INED, employed as an executive officer of another company in which any of the Company’s present executives at the same time serves or served on that company’s compensation committee; and

•	who is not an employee of, or whose immediate family members[1] are not executive officers of, a company that has made payments to, or received payments from, the Company for property or services in an amount which in any of the 3 fiscal years prior to his appointment as the INED, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.
Audit Committee
          The primary duties of Nam Tai’s Audit Committee are reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, the fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm and accounting practices.
          Our Audit Committee consists of three independent non-executive directors, Messrs. Waslen and Chu and Dr. Lo. Mr. Waslen serves as the Chairman of the Audit Committee. The Company’s Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934.
Compensation Committee
          The primary duties of Nam Tai’s Compensation Committee are to recommend (i) the compensation of the Company’s Board of Directors; (ii) compensation of any directors who are executives of the Company and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (iii) compensation of other senior management if required by the Board; and (iv) equity based and incentive compensation programs of the Company.
          Our Compensation Committee consisted of five independent non-executive directors during 2008: Dr. Lo and Messrs. Chu, Waslen and Koo (joining on July 23, 2008) and Kellogg. Mr. Chu serves as the Chairman of the Compensation Committee. At the time of his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Mr. Koo resigned from the Board’s Compensation Committee and since then the Compensation Committee has consisted of the four other members.
Nominating / Corporate Governance Committee
          The primary duties of Nam Tai’s Nominating / Corporate Governance Committee consist of (i) assisting the Board by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (ii) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the Audit Committee, Compensation Committee and the Nominating / Corporate Governance Committee on an annual basis; (iii) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be considered detrimental to the Company’s business or his/her ability to serve as a director or his/her independence; (iv) reviewing the composition of the Board on an annual basis; (v) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (vi) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (vii) establishing criteria to be used in connection with the annual self-evaluation of the Nominating / Corporate Governance Committee; and (viii) developing and recommending to the Board and administering the corporate governance guidelines of the Company.
          Our Nominating / Corporate Governance Committee consisted of five independent non-executive directors during 2008: Dr. Lo and Messrs. Chu, Waslen and Koo (joining on July 23, 2008) and Kellogg. Dr. Lo serves as the Chairman of the Nominating / Corporate Governance Committee. At the time of his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Mr. Koo resigned from the Board’s Nominating / Corporate Governance Committee and since then the Nominating / Corporate Governance Committee has consisted of the four other members.
Compensation of Directors and Senior Management
Compensation on an Aggregate Basis
          The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2008 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $1.9 million (excluding the value of stock options granted in accordance to Statement of Financial Accounting Standard No. 123(R), “Share-based Payment” (“FAS 123(R)”) or amounts paid when the Company repurchased stock options from directors).
          During the year ended December 31, 2008, we granted to our directors from our stock option plans options to purchase an aggregate of 75,000 of our common shares at exercise price of $12.03 per share. During the year ended December 31, 2008, we also granted to our former senior management from our stock option plans options to purchase an aggregate of 100,000 of our common shares at exercise price of $9.856. The exercise prices of the shares covered by the options granted during 2008 were either equal to or higher than their fair market value of our shares on the date of grant and the options granted expire on the anniversary of their grant date in 2011.
          We pay our directors $3,000 per month for services as a director, $750 per meeting attended in person and $500 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.
          During 2008, members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income from the subsidiary in which they are employed during the year. Our senior management in charge of our subsidiaries recommends the participating staff members from the corresponding subsidiary and the amount, if any, to be allocated from such subsidiary’s profit pool to an eligible employee. In addition to cash incentives, members of our senior management are eligible to receive stock options from our Stock Option Plans. With effect from 2009, our President and Chief Executive Officer (Acting) is entitled to 20% of the incentive pools of each business unit and the balance will be shared by senior management of relevant business unit per above.
          According to the applicable laws and regulations in China set by the local government of Shenzhen, China, prior to July 2006, we are required to contribute 8% to 9% of the stipulated salary to our staff located there to retirement benefit schemes to fund retirement benefits for our employees. With effect from July 2006, the applicable percentages were adjusted from 10% to 11%. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.

          Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. Since first establishing a subsidiary in Macao in 2003, we have enrolled all of our eligible employees in Macao into Macao’s retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of Nam Tai in Hong Kong and Macao. Contributions are made by us at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.
          The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to approximately $1,534,000, $1,800,000 and $1,814,000 for the years ended December 31, 2006, 2007 and 2008, respectively.
Compensation on an Individual Basis2
Directors
          The following table presents the compensation earned by our non-management directors during 2008. Dollar amounts are paid in HK$ and have been converted into US$ at a conversion rate of $1.00: HK$7.80.

2	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this proxy statement (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefor promulgated under the Securities Exchange Act of 1934). By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this proxy statement (or in our annual report on Form 20-F for the year ended December 31, 2008), we are not undertaking any duty, and holders of our shares and others reviewing this proxy statement (or our annual report) should not expect, that we will continue to make such disclosures in any future proxy statement or reports as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this proxy statement (and in our annual report on Form 20-F for the year ended December 31, 2008) may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this proxy statement (or in our annual report) do not necessarily comply with the applicable requirements therefor under Form 10-K or Regulation 14A and this proxy statement does not contain all disclosures required under Item 11 of Form 10-K or Item 8 of Schedule 14A of Regulation 14A.

	Fees Earned	Option
	or Paid in	Awards	All Other	Total
Name	Cash ($)(1)	($)(2)	Compensation ($)	($)
M. K. Koo(4)	42,000	27,900	13,281 (3)	83,181
Peter R. Kellogg	40,000	27,900	—	67,900
Charles Chu	43,250	27,900	—	71,150
Dr. Wing Yan (William) Lo	42,750	27,900	—	70,650
Mark Waslen	42,000	27,900	—	69,900

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees.

(2)	Consists of the dollar amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FAS 123(R).

(3)	Consists of amounts paid for golf club membership fees, and on life, medical, travel and accident insurance premiums.

(4)	Mr. Koo was appointed Executive Chairman and Chief Financial Officer of Nam Tai in March 2009.
Option Granted and Repurchases During 2008
          Non-employee directors automatically receive on an annual basis upon their election to the Board of Directors at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. The Company repurchased 225,000 options from its directors at a fair value of the options equal to the amount that would otherwise be recognizable by Nam Tai for financial statement reporting purposes in accordance with FAS 123(R) as of October 31, 2008 and all of the aforesaid options were subsequently cancelled. The following table indicates the number of options granted to our directors during 2008, and the number of options held by each of our directors immediately prior to the Company’s buyback of the options from them in October 2008 and the amounts paid to the director upon the buyback.

	Number of	Total number of options	Amount ($)
	options granted	held immediately prior	received in
Director	during 2008	to Oct. 2008 buyback	Options Buyback
M. K. Koo*	15,000	45,000	$13,650
Peter R. Kellogg	15,000	45,000	$13,650
Dr. Wing Yan (William) Lo	15,000	45,000	$13,650
Charles Chu	15,000	45,000	$13,650
Mark Waslen	15,000	45,000	$13,650

*	Mr. Koo was appointed Executive Chairman and Chief Financial Officer of Nam Tai in March 2009.
Options Held by Directors at December 31, 2008
          None of our Directors held any options to purchase shares of the Company as of December 31, 2008.
Executive Officers
          The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2008 to our Chief Executive Officer, our Chief Financial Officer and three of our other highest paid executive officers during 2008 serving at December 31, 2008 or during 2008. Dollar amounts are paid in HK$ and have been converted into US$ at a conversion rate of $1.00:HK$7.80.

	Summary Compensation Table
				Option	All other
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Awards ($)(3)	Compensation ($)(4)	Total ($)
Karene Wong	2008	358,974	455,241	—	10,217	824,432
President and Chief Executive	2007	358,974	1,259,305	—	10,217	1,628,496
Officer (Acting) of Nam Tai	2006	358,974	394,885	—	9,795	763,654
and NTEEP Group
Anthony Chan(5)	2008	192,308	24,038	—	4,559	220,905
Chief Financial Officer	2007	181,538	60,513	—	4,024	246,075
(Acting) of	2006	135,385	22,564	—	3,749	161,698
Nam Tai and NTEEP Group
John Q. Farina(6)	2008	658,334	—	155,000	21,046	834,380
President and CFO of	2007	274,750	—	144,400	33,963	453,113
Nam Tai Group	2006	N/A	N/A	N/A	N/A	N/A
Masaaki Yasukawa(7)	2008	367,885	—	156,500	11,413	535,798
Chief Executive Officer of	2007	N/A	N/A	N/A	N/A	N/A
Nam Tai Group	2006	N/A	N/A	N/A	N/A	N/A
Patinda Lei (8)	2008	358,974	—	—	9,637	368,611
Vice CEO of Zastron	2007	358,974	155,250	—	9,637	523,861
Business Unit	2006	358,974	395,474	—	9,450	763,898

(1)	Consists of the dollar value of base salary, including housing, if applicable, earned by the named executive officer during the year indicated.

(2)	Consists of the dollar value of bonus earned by the named executive officer during the year covered.

(3)	Represents the total fair value of options awards recognized for financial statement reporting purposes with respect to the year indicated in accordance with FAS 123R.

(4)	To the extent applicable to the named individual, consists of amounts paid for golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums and fees for annual physical examinations.

(5)	Resigned as Chief Financial Officer (Acting) of Nam Tai on March 1, 2009 and was appointed at that time as Vice Chief Financial Officer of Nam Tai.

(6)	Joined Nam Tai Group as CFO in April 2007 and resigned as President and CFO of Nam Tai Group effective on September 26, 2008. Salary in 2008 also includes severance compensation equal to six-months’ salary. Options to purchase 40,000 and 50,000 shares of the Company as well as the options to purchase 2,000,000 shares of NTEEP were granted to him in April 2007 and February 2008, respectively. All options were cancelled upon his resignation.

(7)	Joined Nam Tai Group in February 2008 as CEO and resigned effective on November 1, 2008. Salary in 2008 includes severance compensation equal to six-months’ salary. Options to purchase 2,000,000 shares of NTEEP and 50,000 shares of the Company were granted to him in February and September 2008, respectively. All options were cancelled upon his resignation.

(8)	Appointed as Vice CEO of Zastron Business Unit effective November 1, 2008.
Retirement Benefits
          The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

	Number of years	Value at December 31, 2008	Company Payments
Name	of credited Service	of Accumulated Benefits ($)	during 2008 ($)
Karene Wong	8	12,308	1,538
Anthony Chan	8	12,308	1,538
John Q. Farina	1.5	2,179	1,410
Masaaki Yasukawa	0.75	1,154	1,154
Patinda Lei	8	12,308	1,538

(1)	Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. Since first establishing a subsidiary in Macao in 2003, we have enrolled all of our eligible employees in Macao into Macao’s retirement benefit scheme.
Options Held by Executive Officers at December 31, 2008
          None of our executive officers named in the Summary Compensation Table above held any option to purchase shares of the Company as of December 31, 2008.
Shares and Options Ownership of Directors, Senior Management and Principal Shareholders
          The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of the Record Date, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management. The table does not give effect to the annual grants to non-employee directors, if elected at our annual meeting, of options from one of our stock option plans to purchase 15,000 common shares.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	5,796,180	(2)	12.9
M. K. Koo	5,242,786	(3)	11.7
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(2)	11.7
Renaissance Technologies LLC and James H. Simons	2,478,200	(4)	5.5
Royce & Associates, LLC	2,290,275	(5)	5.1
Karene Wong	37,100		*
Anthony Chan	—		—
Steve Wang	—		—
L. P. Wang	1,516	(6)	*
Colin Yeoh	10,000		*
Charles Chu	2,500		*
Wing Yan (William) Lo	—		—
Mark Waslen	10,000		*

*	Less than 1%.

(1)	Percentage of ownership is based on 44,803,735 common shares outstanding as of February 28, 2009.

(2)	Mr. Kellogg directly holds 571,380 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Siu Sin, Mr. Koo’s wife.

(4)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2009.

(5)	Based on a Schedule 13G filed with the SEC by the beneficial holder on January 27, 2009.

(6)	Includes 1,516 common shares and that are registered to Jean S. Tsai, Mr. Wang’s wife.

          To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
          All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of February 28, 2009, there were approximately 670 holders of record of our common shares. According to information provided to us by our transfer agent, 649 holders of record with addresses in the United States held 39,123,602 of our common shares at February 28, 2009.
          The following table reflects the percentage ownership of our common shares during the last three years by shareholders who beneficially owned 5% or more of our common shares:

	Percentage Ownership (1) at
	March 1,	Feb. 29,	Feb. 28,
	2007	2008	2009
Peter R. Kellogg (2)	13.0	12.9	12.9
M. K. Koo	12.7	12.7	11.7
I.A.T. Reinsurance Syndicate Ltd.	11.7	11.7	11.7
Renaissance Technologies LLC and James H. Simons	—	—	5.5	(3)
Royce & Associates, LLC	—	—	5.1	(4)
Invesco Ltd. and PowerShares Capital Management LLC	—	7.1 (5)	0.3	(6)

(1)	Based on 44,803,735 common shares outstanding on March 1, 2007, February 29, 2008 and February 28, 2009.

(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership.

(3)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2009.

(4)	Based on a Schedule 13G filed with the SEC by the beneficial holders on January 27, 2009.

(5)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2008.

(6)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by Invesco PowerShares Capital Management LLC on February 13, 2009.
          We are not aware of any arrangements that may, at a subsequent date, result in a change of control of Nam Tai.
Certain Relationships and Related Party Transactions
          In connection with the appointment on March 1, 2009 of Mr. M. K. Koo as Nam Tai’s Executive Chairman and Chief Financial Officer, Nam Tai and Mr. Koo agreed to the following compensation arrangements for Mr. Koo: (1) a salary of $1.00 per month; (2) employment benefits comparable to those provided to other members of senior management, including insurance coverage, annual physical expense, golf club membership fees, and payment of rental expenses of his apartment in Hong Kong up to $15,000 per month, plus all miscellaneous fees; and (3) compensation for loss of office in the amount of $3.0 million after completion of three years’ service with Nam Tai; provided that if Nam Tai replaces Mr. Koo with a suitable candidate within such three-year period, Mr. Koo will not be entitled to such loss of office compensation.
Employee Stock Option and Incentive Plan
          Nam Tai has two stock option plans, its amended 2001 stock option plan and its 2006 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders.

          Under either the amended 2001 stock option plan or the 2006 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to the Company’s share capital and necessary to preserve the intrinsic value of the granted options; and (iv) every non-employee director automatically receives on an annual basis upon their election to the Board of Directors at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant.
          At April 22, 2009, we had options outstanding to purchase 15,000 shares, held by a former director. Under our stock option plans, options to purchase 2,859,869 shares were available for future grant.
          The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the Securities and Exchange Commission as Exhibit 4.18 to our Annual proxy statement on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the Securities and Exchange Commission on June 12, 2006. Amendments to our stock options were included with our Forms 6-K furnished to the Securities and Exchange Commission on November 13, 2006.
          The options we had outstanding at April 22, 2009 to purchase 15,000 shares were exercisable at a price of $22.25 until June 8, 2009.
PROPOSAL 2
RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          The Audit Committee of the Board of Directors has selected Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2009. The Board of Directors further directed that the Company submit the selection of independent registered public accounting firm for ratification by shareholders at the Meeting.
          Deloitte Touche Tohmatsu served as our independent registered public accounting firm for each of the fiscal years for the three-year period ended December 31, 2008, for which audited financial statements appeared in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2009.
          If the appointment of Moore Stephens is not ratified, the Audit Committee will evaluate the basis for the shareholders’ vote when determining whether to continue the firm’s engagement, but may ultimately determine to continue the engagement or engage another audit firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee, in its discretion, may act to engage a different independent auditing firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.
The Board of Directors recommends that shareholders vote “FOR” this proposal

     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2007 and 2008:

	2007	2008
	(in thousands)
Audit Fees (1)	$1,573	$1,211
Audit-related Fees (2)	452	18
Tax Fees (3)	8	7
All Other Fees (4)	156	—
Total	$2,189	$1,236

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)	All Other Fees includes a business advisory service fee.
Audit Committee Pre-approval Policies and Procedures
          The Audit Committee of our Board of Directors is responsible for, among other matters, the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and NYSE. The Audit Committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.
          Under the Policy, the Chairman of the Audit Committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outsider the Scope of Practice of Auditors”. Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegated authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.
          Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer.
          During 2007 and 2008, approximately 73.3% and 98.1%, respectively, of the total audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Report of Audit Committee
          Nam Tai’s Audit Committee serves to assist Nam Tai’s Board of Directors in fulfilling the oversight responsibilities it has under the law with respect to financial reports and other financial information provided by Nam Tai to the public, Nam Tai’s systems of internal controls regarding finance and accounting that management and the Board of Directors have established and Nam Tai’s auditing, accounting and financial reporting processes generally.
          The Audit Committee is comprised solely of independent directors, as defined in the listing standards of the New York Stock Exchange.
          The Audit Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on Nam Tai’s website (http://www.namtai.com/corpgov/corpgov.htm). The Audit Committee annually reviews and assesses the adequacy of its charter in order to insure early or timely compliance with statutory, regulatory, listing and other requirements applicable to Nam Tai.
          In this context, the Audit Committee reports as follows:
1.	The Audit Committee has reviewed and discussed the audited financial statements at and for the year ended December 31, 2008 with Nam Tai’s management;

2.	The Audit Committee has discussed with Deloitte Touche Tohmatsu the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board);

3.	The Audit Committee has received the written disclosures and the letter from Deloitte Touche Tohmatsu required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with Deloitte Touche Tohmatsu its independence; and

4.	Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to Nam Tai’s Board of Directors, and the Board of Directors approved, that the audited financial statements included in Nam Tai’s Annual Report on Form 20-F for the year ended December 31, 2008, for filing with the Securities and Exchange Commission.
          Following the filing of its Annual Report on Form 20-F for the year ended December 31, 2008, Nam Tai solicited proposals from accounting firms and conducted an evaluation process in connection with the selection of the Company’s independent auditor for the year ending December 31, 2009. After this process, on April 14, 2009, the Company’s Board of Directors, upon recommendation of the Audit Committee, determined to replace Deloitte Touche Tohmatsu as independent auditor for the Company’s year ending December 31, 2009 and appointed Moore Stephens to serve as the Company’s independent auditor for 2009.
Report submitted by the Audit Committee of Nam Tai Electronics, Inc.:

Dr. Wing Yan (William) Lo	Charles Chu	Mark Waslen, Chairman

OTHER BUSINESS
          The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors,

Koo Ming Kown (M. K. Koo) Chairman of the Board of Directors

Dated May 4, 2009

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Investor Information

PRC HEADQUARTERS AND
SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	PRINCIPAL EXECUTIVE OFFICE
The Annual Meeting of Shareholders
will be held at 11:30 a.m. local time
on Friday, June 5, 2009 at the
Pan Pacific Vancouver Hotel
Pacific Rim Suite 1,
300-999 Canada Place,
Vancouver, British Columbia,
V6C 3B5, Canada
	Units 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong Telephone: (852) 2341-0273 Facsimile: (852) 2263-1223 E-mail: shareholder@namtai.com	Gushu Industrial Estate, Xixiang, Baoan, Shenzhen People’s Republic of China Telephone: (86 755) 2749 0666 Facsimile: (86 755) 2747 1549

MANUFACTURING / R & D FACILITIES
Namtai Electronic (Shenzhen) Co., Ltd.
Zastron Electronic (Shenzhen) Co. Ltd.
Gu Su Industrial Estate
Xixiang, Baoan, Shenzhen
People’s Republic of China
Telephone: (86755) 2749-0666 / (86755) 2749-5818
Facsimile:    (86755) 2747-2639 / (86755) 2749-4014
Jetup Electronic (Shenzhen) Co., Ltd.
Sanyidui Industrial Zone
Zhoushi Road, Jiuwei Village
Xixiang, Baoan, Shenzhen
People’s Republic of China
Telephone: (86755) 2782-7222
Facsimile: (86755) 2782-5120

STOCK LISTING	HONG KONG OFFICE	REGISTERED OFFICE
The shares of Nam Tai Electronics, Inc. are traded on the New York Stock Exchange under the stock symbol “NTE”.	Nam Tai Electronic & Electrical Products Limited Units 5811-12, 58/F, The Center 99 Queen’s Road Central Central Hong Kong Telephone: (852) 2341-0273 Facsimile: (852) 2263-1223	Nam Tai Electronics, Inc. McNamara Chambers PO Box 3342, Road Town, Tortola British Virgin Islands Telephone: (284) 494-2810 Facsimile: (284) 494-4957

TRANSFER AGENT
AND REGISTRAR	PRINCIPAL BANKS
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
07016-3572, USA
Telephone: (800)-368-5948
                     (908) 497-2300
Facsimile:    (908) 497-2310
Website:      www.rtco.com
	The Hongkong and Shanghai Banking Corporation Limited (Hong Kong, Macao and Shenzhen People’s Republic of China)	China Construction Bank (Shenzhen People’s Republic of China)

US COUNSEL	WEBSITE	INDEPENDENT AUDITORS
K&L Gates LLP Los Angeles, California, USA	www.namtai.com	Moore Stephens Hong Kong

X	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY NAM TAI ELECTRONICS, INC.	For	With- hold	For All Except

ANNUAL MEETING OF SHAREHOLDERS -
JUNE 5, 2009
This Proxy is Being Solicited on Behalf of
the Board of Directors of the Company
     The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint Mark Waslen and Karene Wong, and each of them, each with the power to appoint his/her substitute, and hereby authorise him/her to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my name on its books on April 22, 2009 at the Annual Meeting of Shareholders to be held 11:30 a.m. Pacific Daylight Time on Friday, June 5, 2009 at the Pan Pacific Vancouver Hotel, Pacific Rim Suite 1, 300-999 Canada Place, Vancouver, BC, V6C 3B5, Canada, and at any adjournment thereof.

Please be sure to date and sign this proxy card in the box below.	Date

Sign above
1.	The election as directors of the Company of five (5) persons listed:

Ming Kown Koo, Charles Chu, Peter R. Kellogg, William Lo, and Mark Waslen

INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

		For	Against	Abstain
2.	Ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2009.

(The Board of Directors recommends a vote FOR Items 1 and 2.)
     In his discretion, each proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.
     (Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)
     IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR, AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

      Detach above card, sign, date and mail in postage paid envelope provided.
NAM TAI ELECTRONICS, INC.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY
IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

5421

FOLD AND DETACH HERE

NAM TAI ELECTRONICS, INC. ANNUAL MEETING TO BE HELD ON 06/05/09 AT 11:30 A.M. PDT FOR HOLDERS AS OF 04/22/09

1-0001
629865106
DIRECTORS

DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES	0010100
1 - 01-MING KOWN KOO, 02-CHARLES CHU, 03-PETER R. KELLOGG, 04-WILLIAM LO, 05-MARK WASLEN
NAM TAI ELECTRONICS, INC.
06/05/09 AT 11:30 A.M. PDT

2-I	-S
DIRECTORS (MARK X” FOR ONLY ONE BOX)
FOR ALL NOMINEES WITHHOLD ALL NOMINEES WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.
USE NUMBER ONLY

DIRECTORS
PROPOSAL(S)	RECOMMEND

2 - RATIFICATION OF THE APPOINTMENT OF MOORE STEPHENS AS INDEPENDENT -->>> REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2009.	FOR --->>> 0010200
FOR
*NOTE* SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE
MEETING OR ANY ADJOURNMENT THEREOF.

MATERIALS ELECTION
As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice.

FOR	AGAINST ABSTAIN
PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN X” IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK
SEE VOTING INSTRUCTION NO. 1 ON REVERSE
A/C:
	AGAINST ABSTAIN	629865106

PLACE “X” HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING
FOR	AGAINST ABSTAIN
FOR	AGAINST ABSTAIN
51 MERCEDES WAY EDGEWOOD NY 11717
FOR	AGAINST ABSTAIN		N -
NAM TAI ELECTRONICS, INC. MR. KEE WONG UNITS 5811-12, 58/F, THE CENTER, 99 QUEEN’S ROAD CENTRAL, CENTRAL, HONG KONG
FOLD AND DETACH HERE

VIF11
H	SIGNATURES)	DATE

VOTING INSTRUCTIONS
TO OUR CLIENTS:
WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.
FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.
FOR MARGIN ACCOUNTS, IN THE EVENT YOUR SECURITIES HAVE BEEN LOANED OVER RECORD DATE, THE NUMBER OF SHARES WE VOTE ON YOUR BEHALF HAS BEEN OR CAN BE ADJUSTED DOWNWARD.
INSTRUCTION 1
IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE: ON THE FIFTEENTH DAY IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND THE MATTER(S) BEFORE THE MEETING MUST BE DEEMED “ROUTINE’ IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET, AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON THESE MATTER(S). WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.
IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SHARES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.
INSTRUCTION 2
IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. WE WISH TO CALL YOUR ATTENTION TO THE FACT THAT FOR THIS MEETING UNDER THE RULES OF THE NYSE, WE CANNOT VOTE YOUR SECURITIES ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC INSTRUCTIONS. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY FOR ONE OR MORE OF THE MATTERS MAY BE GIVEN AT THE DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING, ON THE FIFTEENTH DAY IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY FOR ONE OR MORE OF THE MATTERS, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND THE MATTER(S) BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET, AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN ON THOSE MATTERS, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.
IF YOUR SECURITIES ARE HELD IN THE NAME OF A BANK, WE REQUIRE YOUR INSTRUCTIONS ON ALL MATTERS TO BE VOTED ON AT THE MEETING.
INSTRUCTION 3
IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. PLEASE DATE SIGN AND RETURN YOUR VOTING INSTRUCTIONS TO US PROMPTLY IN THE RETURN ENVELOPE PROVIDED.
INSTRUCTION 4
WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED.
ACCORDING TO OUR LATEST RECORDS. WE HAVE NOT AS OF YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTER(S) TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date May 4, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer